UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ultragenyx Pharmaceutical, Inc.

File No. 333-192244 - CF#30222

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Ultragenyx Pharmaceutical Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to an Amendment No. 1 to Form S-1 registration statement filed on December 23, 2013.

Based on representations by Ultragenyx Pharmaceutical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 23, 2023
Exhibit 10.2	through December 23, 2016
Exhibit 10.3	through December 23, 2016
Exhibit 10.6	through December 23, 2023
Exhibit 10.7	through December 23, 2016
Exhibit 10.8	through December 23, 2016
Exhibit 10.9	through November 19, 2015
Exhibit 10.10	through December 23, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary